Exhibit 99.1


                Bezeq The Israel Telecommunication Corp. Limited
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To: The Tel Aviv Stock Exchange             To: The Israeli Securities Authority


Tel Aviv, Israel - May 25, 2010 - Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel's leading telecommunications provider, announced that on May 24, 2010, its subsidiary Pelephone Communications Ltd. ("Pelephone") was served with a lawsuit and a motion to certify the lawsuit as a class action that were filed against it and three other cellular operators (collectively, the "Defendants") in the Central District Court.

The plaintiffs claim that the Defendants violated their duty to establish cellular antenna sites in the required amount and spread, that they violated their duty to test, repair and provide notice regarding levels of non-ionizing radiation emitted from cellular phones after they have been repaired, and also violated their duty to provide a warning with respect to the hazard involved in the holding of cellular phones.

The total amount claimed from Pelephone is NIS 3.68 billion. (The total amount claimed from all Defendants is NIS 12 billion.)

Pelephone is reviewing and assessing the lawsuit and at this stage, neither Pelephone nor Bezeq are able to evaluate the probability of success of the lawsuit.